                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              DATA DIMENSIONS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    237654207
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)

                              Page 1 of 15 Pages

                              Exhibit Index: 13

                                  SCHEDULE 13D

CUSIP NO. 237654207                                         PAGE 2 OF 15 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                               a. / /
                                               b. /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                        7                 Sole Voting Power
 Number of                                       0
   Shares
Beneficially            8                 Shared Voting Power
  Owned By                                       0
    Each
  Reporting             9                 Sole Dispositive Power
   Person                                        0
    With
                       10                Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    247,000(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                   7.05%

14       Type of Reporting Person*

                       IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- --------
(1)      See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 237654207                                         PAGE 3 OF 15 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 White Rock Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                               a. / /
                                               b. /x/

3        SEC Use Only

4        Source of Funds*

                 00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Texas

                        7                 Sole Voting Power
 Number of                                       0
   Shares
Beneficially            8                 Shared Voting Power
  Owned By                                       272,000
    Each
  Reporting             9                 Sole Dispositive Power
   Person                                        0
    With
                       10                Shared Dispositive Power
                                                 272,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    272,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                   7.77%

14       Type of Reporting Person*

                       IA, PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 237654207                                         PAGE 4 OF 15 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                               a. / /
                                               b. /x/

3        SEC Use Only

4        Source of Funds*

                 PF, OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                        7                 Sole Voting Power
 Number of                                       11,000
   Shares
Beneficially            8                 Shared Voting Power
  Owned By                                       272,000
    Each
  Reporting             9                 Sole Dispositive Power
   Person                                        11,000
    With
                       10                Shared Dispositive Power
                                                 272,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    283,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                   8.08%

14       Type of Reporting Person*

                 IN, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 237654207                                         PAGE 5 OF 15 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                               a. / /
                                               b. /x/

3        SEC Use Only

4        Source of Funds*

                 OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                        7                 Sole Voting Power
 Number of                                       0
   Shares
Beneficially            8                 Shared Voting Power
  Owned By                                       272,000
    Each
  Reporting             9                 Sole Dispositive Power
   Person                                        0
    With
                       10                Shared Dispositive Power
                                                 272,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    272,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                   7.77%

14       Type of Reporting Person*

                 IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            PAGE 6 OF 15 PAGES

ITEM 1.                 SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to shares of common stock, $0.001 par value (the "Shares"), of Data Dimensions, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 777 108th Avenue, N.E., Suite 2070, Bellevue, Washington 98004. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report recent transactions in the Shares as a result of which the Reporting Persons may be deemed the beneficial owner of in excess of 5% of the outstanding Shares.

ITEM 2.                 IDENTITY AND BACKGROUND.

                  This statement is filed on behalf of White Rock Capital, L.P., a Texas limited partnership ("White Rock"), and Thomas U. Barton and Joseph U. Barton, both United States citizens, the general partners of White Rock. This statement is also being filed on behalf of Mr. George Soros, a United States citizen, in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). White Rock, Thomas U. Barton, Joseph U. Barton and Mr. Soros are sometimes referred to herein collectively as the "Reporting Persons." This statement on Schedule 13D relates to Shares acquired by White Rock on behalf of certain institutional clients (the "White Rock Clients"), namely Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar") and Collins Capital Diversified Fund, L.P., a Delaware limited partnership ("Collins Capital").
This statement on Schedule 13D also relates to certain options (the "Barton Options") acquired by Thomas U. Barton, for his own personal account, pursuant to arrangement between Donaldson, Lufkin & Jenrette Securities Corporation and Thomas U. Barton providing for the trading of options to acquire securities, including the Shares, at a strike price typically equivalent to the current market price on the date such option is acquired.

                  Quasar has its principal office at Kaya Flamboyan 9, Curacao, Netherlands Antilles. Quasar granted investment discretion to SFM pursuant to an investment advisory contract. SFM's contract with Quasar provides that SFM is responsible for designing and implementing Quasar's overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quasar; and for allocating and reallocating Quasar's assets among the outside managers and itself. In connection therewith, Quasar granted investment discretion to White Rock, pursuant to an investment advisory contract between Quasar and White
Rock (the "White Rock Contract"). The shares currently held by Quasar were acquired at the direction of White Rock, and none of Mr. Soros, SFM or Quasar currently exercises voting or investment discretion over the Shares.

                  Collins Capital is a limited partnership whose primary business is to serve as a fund to fund manager, placing partnership assets under the discretionary direction of outside managers. In connection therewith, Collins Capital entered into an agreement with Thomas U. Barton and Joseph U. Barton of White Rock, dated December 22, 1994, pursuant to which Thomas U. Barton and Joseph U. Barton were appointed to manage a securities trading portfolio on a discretionary basis. The principal business address of Collins Capital is 3131 Turtle Creek Boulevard, Suite 888, Dallas, Texas 75219.

                  White Rock is a limited partnership engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton are the general partners of White Rock. The principal business address of each of the Reporting Persons other than Mr. Soros is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

                  SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager or asset manager to several foreign investment companies, including Quasar.

                                                            PAGE 7 OF 15 PAGES



                  The principal occupation of Mr. Soros is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

                  During the past five years, none of the Reporting Persons, SFM or Quasar or any other person identified in response to this Item 2 has been
(a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and notwithstanding that none of Mr. Soros, SFM or Quasar currently exercises voting or investment discretion over the Shares, Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quasar as a result of the contractual authority of SFM, upon termination of the White Rock Contract, to acquire voting and dispositive power with respect to such securities.

                  The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(f) of Regulation 13D-G under the Act; however, neither the fact of this filling nor any information contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of Section 13(d)(3) of the Act. Additionally, the filing of this statement shall not be deemed to be an admission by Mr. Soros that he is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.

                  Information contained herein concerning Mr. Soros, SFM and Quasar has been provided by SFM. None of the Reporting Persons other than Mr. Soros assumes responsibility for such information. Information contained herein concerning White Rock, Collins Captial, Thomas U. Barton and Joseph U. Barton, has been provided by White Rock. Mr. Soros assumes no responsibility for such information.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Shares reported in Item 5(c) were purchased at the direction of White Rock for the accounts of the White Rock Clients. The source of funds used to purchase the Shares for the White Rock Clients was the funds made available to White Rock for investment by such client. The source of the funds used for the acquisition of the Shares for the account of Quasar was the working capital of Quasar. The aggregate amount of Funds used for purchases of the Shares by Quasar was $4,691,157. The source of the funds used for the acquisition of Shares for the account of Collins Capital was the working capital of Collins Capital. The aggregate amount of funds used for purchases of the Shares by Collins Capital was $502,790.

                  The Shares held for the accounts of the Quasar may be held through margin accounts maintained with Arnhold and S. Bleichroeder, Inc. or other brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                  The source of the Funds used for the acquisition of the Barton Options for the account of Thomas U. Barton was the personal funds of Thomas U. Barton. The aggregate amount of funds used for purchases of the Barton Options by Thomas U. Barton was $49,659.

ITEM 4.                 PURPOSE OF TRANSACTION.

                  All of the Shares reported herein as having been acquired for the accounts of the White Rock Clients and all of the Barton Options reported herein as having been acquired for the account of Thomas U. Barton were acquired for investment purposes. None of the Reporting Persons, nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons  reserve the right to

                                                           PAGE 8 OF 15 PAGES

acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of Shares which may be deemed to be beneficially owned by the Reporting Persons is 283,000 (approximately 8.08% of the total number of Shares outstanding).

                                    (i) All of the Reporting Persons other than
Mr. Soros and Thomas U. Barton may be deemed the beneficial owner of 272,000 Shares (approximately 7.77% of the total number of Shares outstanding). This number consists of (i) 247,000 Shares held for the account of Quasar and (2) 25,000 Shares held for the account of Collins Capital.

                                    (ii) As a consequence of SFM's ability to
terminate the White Rock Contract with respect to all investments, including but not limited to those involving the Shares, and acquire the voting and dispositive power held by White Rock with respect to the Shares, notwithstanding that none of Mr. Soros, SFM or Quasar currently exercises voting or investment discretion over the Shares, Mr. Soros may be deemed to be the beneficial owner of 247,000 Shares (approximately 7.05% of the total number of Shares outstanding).

                                    (iii) Thomas U. Barton may be deemed the
beneficial owner of 283,000 Shares (approximately 8.08% of the total number of Shares outstanding). This number consists of: (i) 11,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held directly by him and (ii) the 272,000 Shares of which White Rock may be deemed beneficial owner. The Barton Options are exercisable at the prices listed on Annex B by Thomas U. Barton for a period of one year from date of issuance.

                  (b) (i) White Rock shares the power to vote and dispose of the 272,000 Shares held by the White Rock Clients with the general partners of White Rock, Thomas U. Barton and Joseph U. Barton.

                                    (ii) The power to direct the disposition and
voting of the Shares held by Quasar is currently vested in White Rock pursuant to the White Rock Contract. SFM has the contractual authority on behalf of Quasar to terminate the investment advisory contract with White Rock relating to Quasar and, as a result, Mr. Soros may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 247,000 Shares.

                  (c) Except for the transactions listed in Annex B hereto, there have been no transactions with respect to the Shares during the past 60 days by the Reporting Persons, SFM or Quasar.

                                                           PAGE 9 OF 15 PAGES

                  (d) (i) The partners of Collins Capital have the right to participate in the receipt of dividends from, or proceeds for the sale of, Shares held by Collins Capital in accordance with their ownership interests in Collins Capital.

                                    (ii) The partners of Quasar have the
right to participate in the receipt of dividends from, or proceeds for the sale of, Shares held by Quasar in accordance with their ownership interests in Quasar.


                  (e)               Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.                             MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

                  (b) Joint Filing Agreement, dated April 15, 1996, by and between Mr. George Soros, White Rock Capital, L.P., Mr. Thomas U. Barton and Joseph U. Barton.

                                                           PAGE 10 OF 15 PAGES

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 15, 1996               GEORGE SOROS

                                    By:  /s/ Sean C. Warren
                                         -----------------------------------
                                         Sean C. Warren
                                         Attorney-in-Fact

Date:  April 15, 1996               WHITE ROCK CAPITAL, L.P.

                                    By:  /s/ Thomas U. Barton
                                         -----------------------------------
                                         Thomas U. Barton
                                         General Partner

Date:  April 15, 1996               /s/ Thomas U. Barton
                                    -----------------------------------
                                    Thomas U. Barton

Date:  April 15, 1996               /s/ Joseph U. Barton
                                    -----------------------------------
                                    Joseph U. Barton

                                                           PAGE 11 OF 15 PAGES

                                     ANNEX A

                  The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                               Scott K. H. Bessent
                               Walter Burlock
                               Stanley Druckenmiller
                               Jeffrey L. Feinberg
                               Arminio Fraga
                               Gary Gladstein
                               Robert K. Jermain
                               David N. Kowitz
                               Elizabeth Larson
                               Alexander C. McAree
                               Paul McNulty
                               Gabriel S. Nechamkin
                               Steven Okin
                               Dale Precoda
                               Lief D. Rosenblatt
                               Mark D. Sonnino
                               Filiberto H. Verticelli
                               Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                           PAGE 12 OF 15 PAGES

                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF

                              DATA DIMENSIONS, INC.

 FOR THE ACCOUNT OF      DATE OF PURCHASE         NATURE OF            NUMBER        PRICE
 ------------------      ----------------         TRANSACTION        OF SHARES     PER SHARE
                                                  -----------        ---------     ---------

Quasar                       03/29/96              Purchase            75,000       14.000
                             04/02/96              Purchase           100,000       18.341
                             04/03/96              Purchase            10,000       20.500
                             04/04/96              Purchase            22,000       20.094
                             04/10/96              Purchase            40,000       29.000

Collins Capital              04/02/96              Purchase            10,000       18.341
                             04/04/96              Purchase            10,000       20.094
                             04/09/96              Purchase             5,000       23.688

Thomas U. Barton (1)         04/04/96              Purchase             7,000       20.125
                             04/09/96              Purchase             3,000       23.125
                             04/11/96              Sale                 6,000       24.479
                             04/12/96              Purchase             7,000       24.535

- ---------------
     (1) These transactions do not involve common stock but involve options to purchase Shares at the strike price listed in the column labeled "Price Per
Share". The exercise of the options bought and/or sold by Thomas U. Barton would result in the number of Shares reflected in the column labeled "Number of
Shares".


                                                           PAGE 13 OF 15 PAGES

                                INDEX OF EXHIBITS

EXHIBIT                                                                    PAGE
- -------                                                                    ----

          A                   Power of Attorney dated October 27, 1994      14
                              granted by Mr. George Soros in favor of
                              Mr. Sean Warren.

          B                   Joint Filing Agreement, dated April 15,       15
                              1996, by and between Mr. George Soros,
                              White Rock Capital, L.P., Mr. Thomas U.
                              Barton and Joseph U. Barton.